ASCENT ASSURANCE, INC.

March 25, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza

Washington, DC  20549

RE: Ascent Assurance, Inc. (formerly, Westbridge Capital Corp.), Commission File No. 1-8538

Gentlemen:

Pursuant to Rule 12g-4(a)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed on behalf of Ascent Assurance, Inc. (formerly Westbridge Capital Corp.) (the "Company") is the Company's Form 15 (the "Form 15"). The Form 15 constitutes the Company's Certification and Notice of Termination of Registration under Section 12(g) of the Act of the Company's Common Stock, par value $.10 per share (the "Common Stock"), the Company's 11% Senior Subordinated Notes due 2002 (the "11% Notes"), and the Company's 7-1/2% Convertible Subordinated Notes due 2004 (the "Convertible Notes").

On December 17, 1998, the United States Bankruptcy Court District of Delaware approved the First Amended Plan of Reorganization of the Company under Chapter 11 of the Bankruptcy Code, as modified (the "Plan of Reorganization"), and the Common Stock, the 11% Notes, and the Convertible Notes covered by the enclosed Form 15 were cancelled and ceased to be outstanding on March 24, 1999, the Effective Date of the Plan of Reorganization.

On behalf of the Company, I hereby request acceleration of the termination of registration under Section 12(g) of the Act of the Common Stock, the 11% Notes, and the Convertible Notes, pursuant to the Form 15 enclosed herewith, to the earliest practicable date following receipt hereof.

Sincerely yours,

/s/ Patrick J. Mitchell

Patrick J. Mitchell
Chairman and Chief Executive Officer

Enclosure

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File Number 1-8538

                             ASCENT ASSURANCE, INC.
                  (formerly, known as Westbridge Capital Corp.)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       110 West Seventh Street - Suite 300
                             Fort Worth, Texas 76102
                                 (817) 878-3300
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL
                               EXECUTIVE OFFICES)

                      Common Stock par value $.10 per share
                     11% Senior Subordinated Notes due 2002
                 7-1/2% Convertible Subordinated Notes due 2004
            (TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM)

             Title of Class: Common Stock, par value $.01 per share
                Title of Class: Warrants to purchase Common Stock
           (TITLES OF ALL OTHER CLASSES OF SECURITIES FOR WHICH A DUTY
              TO FILE REPORTS UNDER SECTION 13(A) OR 15(D) REMAINS)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)  [X]                    Rule 12h-3(b)(1)(i)  [ ]
       Rule 12g-4(a)(1)(ii) [ ]                    Rule 12h-3(b)(1)(ii) [ ]
       Rule 12g-4(a)(2)(i)  [ ]                    Rule 12h-3(b)(2)(i)  [ ]
       Rule 12g-4(a)(2)(ii) [ ]                    Rule 15d-6           [ ]

Approximate number of holders of record as of the certification
or notice date:   0

Pursuant to the requirements of the Securities Exchange Act of 1934 Ascent Assurance, Inc. (formerly known as Westbridge Capital Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  March 25, 1999            BY:   /S/ PATRICK J. MITCHELL
                                       ------------------------
                                 Name:  Patrick J. Mitchell
                                Title:  Chairman and Chief Executive Officer